SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J./M.F. (Corporate Tax Registration) no. 06.164.253/0001-87
N.I.R.E. (Companies Registrar) no. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON APRIL 27, 2005

Date, Time and Place of Meeting: April 27, 2005, at 7:00 p.m., at the Company’s headquarters, located at Rua Tamoios, 246, térreo, Jardim Aeroporto, CEP 04630-000, in the city of São Paulo, State of São Paulo. Attendance: All of the members of the Board of Directors. Call for meeting: waived, since all the members of the Company’s Board of Director’s attended the meting. Presiding Board: Chairman: Mr. Henrique Constantino. Secretary: Ricardo Constantino. Agenda: to resolve on (a) the determination of price for the issuance of preferred shares, purpose of the authorized capital increase at the Board of Directors Meeting held on April 8,2005 (the “Preferred Shares”), and respective justification; (b) to increase the Company’s capital stock and the quantity of preferred shares to be issued; (c) the form of subscription and payment of the Preferred Shares; (d) the procedure to be adopted in the public offerings carried out in Brazil and abroad, as well as the treatment to be given to the interested parties in subscribing or acquiring the Preferred Shares, purpose of the public offering; (e) the rights of new preferred shares; (f) the exclusion of right of first refusal to the Company’s shareholders in the subscription of new shares; (g) the granting of option to subscribe Preferred Shares overallotment, under the scope of the public offering; (h) to approve the Definitive Offering Circular related to the Brazilian Offering and the Registration Statement on Form F-1 and Form F-6 related to the International Offering; and (i) to authorize the Board of Executive Officers to take all the steps and carry out actions necessary to execute the Preferred Shares public offering. Resolutions taken: By unanimous vote, the Board of Directors’ members resolved on the following: (a) to determine the price for the issuance of shares at thirty-five Reais and twelve centavos (R$ 35.12) per Preferred Share. The Preferred Shares issuance price was fixed after the conclusion of the bookbuilding process conducted by Banco Santander Brasil S.A. and Banco Morgan Stanley Dean Witter S.A. (the “Brazilian Offering Coordinators”), under the scope of the Brazilian Offering (as defined below) and by Morgan Stanley & Co. Incorporated (the “Global Coordinator”), under the scope of the International Offering (as defined below), pursuant to the provisions in the Article 170, Paragraph 1, paragraph III of the Law 6,404, dated December 15,1976 and further amendments (the “Corporate Law”), having as parameter the market price verified for the shares. In order to define the preferred shares issuance price, the indication of interest on the part of the institutional investors was considered for the subscription and acquisition of preferred shares issued by the Company. Under the terms of the Article 170, paragraph 7, of the Corporate Law, the Board members approved by unanimous vote that opting for the share market price criterion in the determination of price of Preferred Shares to be issued is duly justified, in view that the Preferred Shares shall be place by means of a primary public offering, jointly with a secondary public offering for the preferred shares to be sold by BSSF Air Holdings LLC. The market price of the Preferred Shares to be issued/sold is assessed by carrying out the bookbuilding process, which reflects the value by which the investors show their intention to buy preferred shares under the scope of the primary and secondary public offering. Therefore, this criterion is the most appropriate to determine the fair price of Preferred Shares to be issued by the Company; (b) to approve the Company’s capital stock increase, from seven hundred, twenty-one million, three hundred six thousand, four hundred and seventy-nine Reais and twenty-four centavos (R$ 721,306,479.24) to nine hundred, fifteen million, one hundred, ninety-seven thousand, three hundred, sixty-one Reais and fifty-six centavos (R$ 915,197,361.56), therefore, an increase of one hundred, ninety-three million, eight hundred and ninety thousand, eight hundred and eighty-two Reais, and thirty-two centavos (R$ 193,890,882.32), by means of the issuance for public subscription of five million, five hundred and twenty thousand, eight hundred and eleven (5,520,811) preferred shares, all of them, nonpar book-entry and registered shares; (c) to approve the means of payment of the Preferred Shares, which shall be made in cash, upon the subscription, in domestic currency; (d) to approve the placement of shares, purpose of the capital increase by means of the public offering in Brazil (the “Brazilian Offering”) and abroad (the “International Offering”), in the form of ADSs (American Depositary Shares) (the Brazilian Offering and the International Offering being referred to, jointly, as the “Global Offering”). The Brazilian Offering shall be carried out in the non-organized over-the-counter market, under the procedure outlined in the Notice to the Market published on April 11, 2005, under the terms of the provisions in the Articles 33, paragraph 3 of the Instruction #400 issued by the Brazilian Securities Commission (“CVM”) on December 29,2003. The non-institutional investors are granted a term of six (6) business days, between April 18 and 26, 2005, under the terms of the aforementioned Notice to the Market to request the reservation for the Shares subscription, under the conditions outlined in the referred Notice to the Market. The preferred shares issued by the Company, not purpose of the subscription reservation requests during the Reservation Period shall be allocated to the public placement with the institutional investors, by financial institutions coordinating the Preferred Shares public offering. On the other hand, the International Offering shall be carried out pursuant to the United States Securities Act of 1993, as amended, and submitted for registration at the Securities and Exchange Commission (“SEC”); (e) to approve the granting to the holders of preferred shares, purpose of this present capital increase same rights conferred to the current preferred shares by the Company’s Bylaws and by applicable laws, also being entitled to receive full dividends and other proceeds of any nature to be declared and/or granted by the Company to its shareholders, as from the issuance date; (f) to approve the exclusion of right of first refusal of current Company’s shareholders in the subscription of new shares and preferred shares to be issued, as a result of the exercise of options to distribute shares overallotment, including under the form of ADSs, pursuant to the provisions in Article 172 of the Law 6,404, dated December 15,1976, as amended, and under the terms of the Company’s Bylaws; (g) to approve the granting of options to the Global Coordinator and Banco Morgan Stanley Dean Witter S.A. in the subscription and distribution of overallotment totaling up to two million, two hundred and five thousand (2,205,000) preferred shares (“Additional Shares”), including in the form of ADSs, exclusively with a view to meeting excess of demand verified during the Global Offering, which had their issuance authorized by the Board of Directors in meeting held on April 8, 2005 (“Overallotment Option”). The Overallotment Options may be exercised within thirty (30) days as from the commencement of the public offering, by means of notices in this regard to be sent by the Global Coordinator and by Banco Morgan Stanley Dean Witter S.A. to the Company, indicating the quantity of Additional Shares to be subscribed, at same issuance price approved as per item (a) above. The Additional Shares shall be purpose of the public distribution under the scope of the International Offering. (h) to approve the definitive offering circular to be used in the Brazilian Offering, as well as the Registration Statement on Form F-1 and Form F-6, which contains the definitive offering circular to be used in the International Offering; (i) to authorize the Company’s Board of Executive Officers to practice all the other acts necessary to carry out the Global Offering, as well as to sign all and any agreements and documents necessary to its performance, including, but not limited to the Private Instrument of Agreement for the Distribution of Preferred Shares Issued by Gol Linhas Aéreas Inteligentes S.A., the Private Instrument of Agreement for the Stabilization of Preferred Shares Price, the Services Agreement of Brazilian Settlement and Custody Company (CBLC), the Deposit Agreement and Underwriting Agreement.

Adjournment of the Meeting and Drawing up of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these present Minutes. After reopening this Meeting, Minutes were read and checked by those attending the meeting, who signed the document.

I certify this present instrument is a free English translation of the Minutes drawn up in the company’s records.

São Paulo, April 27, 2005.

Presiding Board:

Constantino de Oliveira Júnior	Henrique Constantino
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.